82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

[redacted]

02031258

REGISTRANT'S NAME Inca Pacific Resources

*CURRENT ADDRESS ______

**FORMER NAME ______

**NEW ADDRESS ______

PROCESSED
APR 2 5 2002
THOMSON FINANCIAL

FILE NO. 82- 1665 FISCAL YEAR 11-30-01

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 4/17/02

INCA PACIFIC: DISCOVERY IN PERU

INCA PACIFIC 2001 ANNUAL REPORT


INCA PACIFIC IS A RESOURCE EXPLORATION COMPANY
DISCOVERING DEPOSITS WITH ROBUST ECONOMICS IN PERU.
Inca Pacific es una compañía de exploración de recursos naturales
dedicada a desc brir depósitos con fuerte soporte económico en el Per

CONTENTS

INCA PACIFIC RESOURCES INC.
(the "Company")

02 APR -3 AM 8:

NOTICE OF 2002 ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 2002 Annual General Meeting (the "Meeting") of the Shareholders of **INCA PACIFIC RESOURCES INC.** (the "Company") will be held on **Thursday, the 18th day of April, 2002 at the hour of 2 o'clock in the afternoon (Vancouver time)** at The Four Seasons Hotel, 791 West Georgia Street, Vancouver, British Columbia, for the following purposes:

1. To receive and consider the audited consolidated financial statements of the Company for the fiscal year ended November 30, 2001 together with the auditors' report thereon;
2. To determine the number of Directors for the ensuing year at five (5);
3. To elect Directors for the ensuing year;
4. To appoint PricewaterhouseCoopers Inc. as auditors for the ensuing fiscal year, and to authorize the Directors to fix the remuneration to be paid to the auditors;
5. To consider and, if thought appropriate, to pass an ordinary resolution authorizing the Board of Directors of the Company , in their discretion, to amend any existing stock options and to grant options to insiders of the Company, and/or its subsidiaries, at such prices and upon such terms as may be acceptable to the Canadian Venture Exchange, and to ratify and approve the grant and exercise of any stock options granted to insiders otherwise than pursuant to a prior authorization of the Company's shareholders; and
6. To transact such other business as may properly come before the Meeting.

A Shareholder unable to attend the Meeting in person is entitled to appoint a proxyholder to attend and vote in his stead. If you are unable to attend the Meeting in person, please refer to the notes accompanying the enclosed Proxy, then complete and return the Proxy to **Pacific Corporate Trust Company** within the time set out in the notes, using one of the following methods:

BY MAIL	**Pacific Corporate Trust Company** **625 Howe Street, 10th Floor** **Vancouver, British Columbia V6C 3B8**
BY FAX:	**1 (604) 689-8144**
BY INTERNET:	**Proxy Voting –** http://www.stocktronics.com **(Then click on the link "WebVote" and follow the instructions.)**

DATED at Vancouver, British Columbia, this 15th day of March, 2002.

BY ORDER OF THE BOARD

Signed: "*Anthony Floyd*"

Anthony Floyd, President

INCA PACIFIC RESOURCES INC.

Suite 707 - 700 West Pender Street
Vancouver, BC V6C 1G8

INFORMATION CIRCULAR

(containing information as at March 15, 2002 unless otherwise noted)

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by management of **INCA PACIFIC RESOURCES INC.** (the "Company") for use at the 2002 Annual General Meeting of Members (the "Meeting") to be held on Thursday, the 18th day of April, 2002 at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by directors, officers and employees of the Company. All costs of this solicitation will be borne by the Company.

The contents and the sending of this Information Circular have been approved by the Directors of the Company.

APPOINTMENT AND REVOCATION OF PROXIES

The individuals named in the accompanying form of proxy are directors or officers of the Company. A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM OR HER AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE PROXY AND STRIKING OUT THE TWO PRINTED NAMES, OR BY COMPLETING ANOTHER PROXY.

If returning by mail or fax, the proxy must be completed, dated and signed by the Member or by his or her attorney authorized in writing, or, if the Member is a corporation, by an officer or director thereof as an authorized signatory.

The completed proxy must be delivered to Pacific Corporate Trust Company, at least 48 hours before the time of the Meeting (excluding Saturdays, Sundays and holidays), or any adjournment thereof, using one of the following methods:

BY MAIL	**Pacific Corporate Trust Company** **625 Howe Street, 10th Floor** **Vancouver, British Columbia V6C 3B8**
BY FAX:	**1 (604) 689-8144**
BY INTERNET:	**Proxy Voting –** http://www.stocktronics.com/webvote **(Then click on the link "WebVote" and follow the instructions.)**

A shareholder that has given a proxy may revoke it by:

(a) signing a proxy with a later date and delivering it at the time and place noted above;
(b) signing and dating a written notice of revocation and delivering it at the time and place noted above; or
(c) attending the Meeting prior to its commencement or, if adjourned, any reconvening thereof, and registering with the scrutineer as a shareholder present in person;.

A revocation of a proxy does not affect any matter on which a vote has been taken before the revocation.

VOTING OF PROXIES

SHARES REPRESENTED BY PROXY ARE ONLY ENTITLED TO BE VOTED ON A POLL AND, WHERE A CHOICE WITH RESPECT TO ANY MATTER TO BE ACTED UPON HAS BEEN SPECIFIED IN THE FORM OF PROXY, THE SHARES WILL, ON A POLL, BE VOTED OR WITHHELD FROM VOTING IN ACCORDANCE WITH THE SPECIFICATIONS SO MADE.

SUCH SHARES WILL ON A POLL BE VOTED IN FAVOUR OF EACH MATTER FOR WHICH NO CHOICE HAS BEEN SPECIFIED BY THE SHAREHOLDER.

The enclosed Proxy when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote on amendments or variations of matters identified in the Notice of Annual General Meeting, and on other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Annual General Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgment on such matters or business. At the time of printing of this Information Circular, management of the Company knows of no such amendment, variation or other matter to come before the Meeting.

IN THE ABSENCE OF ANY INSTRUCTION IN THE INSTRUMENT OF PROXY, IT IS INTENDED THAT SUCH SHARES WILL BE VOTED BY MANAGEMENT PROXYHOLDERS IN FAVOUR OF THE MOTIONS PROPOSED TO BE MADE AT THE MEETING OR AS STATED UNDER THE HEADINGS IN THE INFORMATION CIRCULAR.

IN THE ABSENCE OF ANY INSTRUCTION, WHERE AN ALTERNATE PROXYHOLDER IS PROPERLY AUTHORIZED, THE PROXYHOLDER MAY EXERCISE DISCRETIONARY AUTHORITY TO VOTE ON ANY MOTION PROPOSED AT THE MEETING OR AS STATED UNDER THE HEADINGS IN THE INFORMATION CIRCULAR.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

Authorized Share Capital:	100,000,000 Common shares with no par value
Issued and Outstanding Share Capital:	31,843,604 Common shares with no par value

Only shareholders of record at the close of business on March 8, 2002 (the "Record Date"), who either personally attend the Meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their shares voted at the Meeting.

Each shareholder is entitled to one vote for each share registered in his or her name on the list of members. The list of members is available for inspection during normal business hours at **Pacific Corporate Trust Company** and at the Meeting.

To the knowledge of the directors and senior officers of the Company, there are no individuals or companies who beneficially own, directly or indirectly, or exercise control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company.

ELECTION OF DIRECTORS

The Board of Directors presently consists of six (6) directors. It is intended to determine the number of directors for the ensuing year at five (5) and to elect five (5) directors.

The directors of the Company are elected annually and hold office until the next annual general meeting of the shareholders or until their successors are elected. Management of the Company proposes to nominate the persons listed below for election as directors of the Company to serve until their successors are elected or appointed. In the absence of instructions to the contrary, proxies given pursuant to the solicitation by the management of the Company will be voted for the nominees listed in this Circular. **Management does not contemplate that any of the nominees will be unable to serve as a director. If any vacancies occur in the slate of nominees listed below before the Meeting, management will exercise discretion to vote the proxy for the election of any other person or persons as directors.**

The following table and notes thereto state the name of each person proposed to be nominated by management for election as a director, all offices of the Company now held by him, the country in which he is ordinarily resident, his principal occupation, the period of time for which he has been a director of the Company, and the number of common shares in the capital of the Company beneficially owned by him, directly or indirectly, or over which he exercises control or direction, as at February 28, 2002.

Name, Position and Country of Residence (1)	**Principal Occupation During the Past 5 Years (1)**	**Date Served as a Director**	**Number of Shares (2)**
Anthony Floyd President and Director Canada	President of the Company	Since January 1994	586,382
Geoffrey Harden (3) Director Canada	Consultant	Since May 1996	27,500(4)
John A. McCluskey (3) Vice-President, Finance and Director Canada	President of Grayd Resource Corporation (1996 to present); Vice-President, Finance of Inca Pacific Resources Inc. (1996 to present); Investor relations consultant (1992 to present);	Since September 1996	1,229,672(5)
Charles G. Preble Director United States	Consultant; President and Chief Executive Officer of Southern Peru Copper Corporation (1984 to 1999)	Since March 2000	Nil
Luis R-M Proano (3) Director Peru	Partner in the law firm of Rodriguez-Mariategui & Vidal	Since September 1994	Nil

(1) The information as to country of residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective directors individually.

(2) The information as to the shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective directors individually and is for the month ended February 2002.

(3) Denotes member of Audit Committee.

(4) Of this amount, a total of 25,000 shares are held by Mr. Harden's wife.

(5) Of this amount, 765,000 shares are held in a family trust, 317,650 shares are held by Mr. McCluskey's wife and 147,022 shares are held by Mr. McCluskey personally.

The Company does not have an Executive Committee at present.

STATEMENT OF EXECUTIVE COMPENSATION

An "executive officer" is defined to mean the chairman and any vice-chairman of the board of directors of the Company, when that person performs the functions of such office on a full-time basis, the president, any vice-president in charge of a principal business unit such as sales, finance or production, any officer of the Company or of a subsidiary of the Company, or any person who performs a policy-making function in respect of the Company, whether or not such officer is also a director of the Company or of a subsidiary. The term "Named Executive Officer" is defined to mean:

(a) the Company's chief executive officer;

(b) each of the Company's four most highly compensated executive officers who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds (Cdn) $100,000 per year; and

(d) any additional individuals for whom disclosure would have been provided under (b) but for the fact that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year.

Based on the foregoing, during the fiscal year ended November 30, 2001 there was one Named Executive Officer of the Company, namely, Anthony Floyd, the President and a director of the Company. The following table sets forth the compensation awarded, paid to or earned by the Company's Named Executive Officer during the fiscal years ended November 30, 2001, 2000 and 1999.

Summary Compensation Table

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position	**Year Ending**	**Salary***	**Bonus (1)**	**Other Annual Compensation**	**Securities Under Options Granted**	**Restricted Shares or Restricted Share Units**	**LTIP Pay-outs**	**All Other Compen-sation**
A. Floyd President	2001	$120,000	N/A	Nil	120,000	Nil	Nil	Nil
	2000	$120,000	$48,000	Nil	375,000	Nil	Nil	Nil
	1999	$120,000	Nil	Nil	120,000	Nil	Nil	Nil

* For further particulars, reference “Termination of Employment, Change in Responsibilities and Employment Contracts” herein.

(1) For further particulars, reference “Compensation of Directors” herein.

Long Term Incentive Plan Awards

Long term incentive plan awards ("LTIP") means "any plan providing compensation intended to serve as an incentive for performance to occur over a period longer than one financial year whether performance is measured by reference to financial performance of the Company or an affiliate, or the price of the Company's shares but does not include option or stock appreciation rights plans or plans for compensation through restricted shares or units". No LTIPs were granted to the Named Executive Officer or directors during the fiscal year ended November 30, 2001.

Stock Appreciation Rights

Stock appreciation rights ("SAR's") means a right, granted by an issuer or any of its subsidiaries as compensation for services rendered or in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of the Company's shares. No SARs were granted to or exercised by the Named Executive Officer or directors during the fiscal year ended November 30, 2001.

Option Grants During the Financial Year Ended November 30, 2001

The following table sets forth stock options granted to the Named Executive Officer under the Company's Stock Option Plan during the fiscal year ended November 30, 2001:

Name	Securities Under Option Granted	% of Total Options Granted in Fiscal Year	Exercise Price Per Share	Market Value Per Share on Date of Grant	Expiration Date
Anthony Floyd	120,000	26.37%	$0.33	$0.05 (1)	June 5, 2006

(1) Calculated using the closing price of the Company's shares on the date of grant, less the exercise price.

Aggregated Option Exercises during the Most Recently Completed Financial Year and Financial Year End Option Values

The following table sets forth details of all exercises of stock options by the Named Executive Officer during the fiscal year ended November 30, 2001 and the fiscal year-end value of unexercised options on an aggregated basis:

Name	Shares Acquired on Exercise	Aggregate Value Realized	Number of Shares Underlying Unexercised Options, all of which were exercisable, at November 30, 2001	Value of Unexercised in-the-Money Options, all of which were exercisable, at November 30, 2001
Anthony Floyd	124,000	$2,480 (1)	690,000	Not in the Money

(1) Assuming shares had been sold on date of exercise.

Option Repricings

During the fiscal year ended November 30, 2001, the Company did not reprice any of the stock options previously granted to the Named Executive Officer.

Pension Plans

The Company does not provide retirement benefits for directors or officers or Named Executive Officers.

Termination of Employment, Change in Responsibilities and Employment Contracts

Pursuant to the terms of a management agreement with the Named Executive Officer made effective June 1996, the Company agreed to pay Anthony Floyd a fee of $10,000 per month. The agreement is for a term of 24 months and successively renews for 24 month periods, unless the parties jointly agree otherwise.

The Company has no plans or arrangements in respect of remuneration received or that may be received by the Named Executive Officer in the Company's most recently completed fiscal year in respect of compensating such officer in the event of termination of employment (as a result of resignation, retirement, change of control, etc.) or a change in responsibilities following a change of control, where the value of such compensation exceeds $100,000 per executive officer.

Compensation of Directors

During the fiscal year ended November 30, 2001, directors of the Company received compensation totaling $5,631 for services provided to the Company in their capacities as directors.

Option Grants during the Fiscal Year Ended November 30, 2001

The following table sets forth details of grants of stock options during the fiscal year ended November 30, 2001 by directors who are not Named Executive Officers of the Corporation, as a group, and the fiscal year-end value of unexercised options on an aggregated basis:

Name	Securities Under Option	% of Total Options Granted in Fiscal Year	Exercise Price Per Share	Market Value Per Share on Date of Grant	Expiration Date
Directors who were not Named Executive Officers	260,000	57.14%	260,000 @$0.33/share	$0.05 (1)	June 5, 2006

(1) Calculated using the closing price of the Company's shares on the date of grant, less the exercise price.

Aggregated Option Exercises during the Fiscal Year Ended November 30, 2001 and Fiscal Year End Option Values

The following table sets forth details of all exercises of options during the fiscal year ended November 30, 2001 by directors who were not Named Executive Officers, as well as the financial year end value of the unexercised options on an aggregate basis:

Name	Securities Acquired on Exercise	Aggregate Value Realized	Unexercised Options at Fiscal Year End	Value of Unexercised in-the Money Options at Fiscal Year End
Geoffrey Harden	60,000	$3,000 (1)	160,000	Not in the Money
John McCluskey	60,000	$1,200 (1)	480,000	Not in the Money
Luis R-M Proano	Nil	N/A	200,000	Not in the Money
Yves Mordacq	Nil	N/A	200,000	Not in the Money
Charles Preble	Nil	N/A	200,000	Not in the Money

(1) Assuming shares had been sold on date of exercise.

Outstanding Options

The total number of outstanding stock options to purchase common shares held by the Named Executive Officer and Directors, who were not Named Executive Officers, as at November 30, 2001 is as follows:

Optionees	No. of Shares under Option	No. of Options Exercisable	Exercise Price Per Share	Expiry Dates
Named Executive Officer	75,000	75,000	$0.30	February 5, 2002
	120,000	120,000	$0.30	November 8, 2004
	375,000	375,000	$0.60	April 18, 2005
	120,000	120,000	$0.33	June 5, 2006
	690,000	690,000		
Directors who were not Named Executive Officers	145,000	145,000	$0.30	February 5, 2002
	100,000	100,000	$0.30	August 11, 2004
	125,000	125,000	$0.51	March 3, 2002
	410,000	410,000	$0.60	April 18, 2005
	200,000	200,000	$0.82	August 14, 2005
	260,000	260,000	$0.33	June 6, 2002
	1,240,000	1,240,000		

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

No director, executive officer or senior officer of the Company, proposed management nominee for election as a director of the Company or each associate or affiliate of any such director, executive or senior officer or proposed nominee is or has been at any time during the Company's last completed fiscal year indebted to the Company or its subsidiaries or is and has been indebted to another entity where such indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or its subsidiaries, other than routine indebtedness.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Except as disclosed herein and other than transactions carried out in the ordinary course of business of the Company or its subsidiaries, none of the directors or senior officers of the Company, a proposed management nominee for election as a director of the Company, any member beneficially owning shares carrying more than 10% of the voting rights attached to the shares of the Company nor an associate or affiliate of any of the foregoing persons has since December 1, 2001 (being the commencement of the Company's last completed financial year) any material interest, direct or indirect, in any transactions which materially affected or would materially affect the Company or any of its subsidiaries.

APPOINTMENT OF AUDITORS

Unless such authority is withheld, the persons named in the accompanying proxy intend to vote for the appointment of PricewaterhouseCoopers Inc., Chartered Accountants, as auditors of the Company, and to authorize the directors to fix their remuneration. PricewaterhouseCoopers were first appointed auditors of the Company on January 25, 2000 when Ellis Foster resigned as auditors of the Company and the directors of the Company appointed PricewaterhouseCoopers Inc. as auditors to fill the vacancy. The change of auditor of the Company was approved by the Company's board of directors. A Notice of Change of Auditor and a disclaimer letter from each of the former and successor auditors are enclosed with this Information Circular pursuant to the requirements of National Policy 31.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set forth in this Information Circular, no person who has been a director or senior officer of the Company at any time since the beginning of the last fiscal year, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of directors or the appointment of auditors. Directors and senior officers may, however, be interested in the general authorization granted to the Company's Board of Directors with respect to "Stock Options to Insiders" as detailed herein.

STOCK OPTIONS TO INSIDERS

The Company currently may grant, pursuant to the policies of the Canadian Venture Exchange (the "Exchange"), stock options to its directors, senior officers and employees or to employees of a company providing management services to the Company in consideration of their providing their services to the Company and to independent consultants. The number of shares subject to each option and the price per share is determined by the Company's Board of Directors within the guidelines established by the Exchange. The option agreements must provide that the option can only be exercised by the optionee and only so long as the optionee shall continue in the capacity as a director, senior officer or employee of the Company or an independent consultant or within a period of not more than 30 days after ceasing to be a director, officer, employee or independent consultant, or, if the optionee dies, within one year from the date of the optionee's death

For the purpose of satisfying the Exchange's requirement that shareholders approve stock options granted to Insiders prior to their exercise, the Company is seeking the approval of the members, **in advance**, to each amendment which may be made by the Company to the terms of existing stock options remaining outstanding which were granted to Insiders or to other persons whose stock options as originally constituted were approved by the members of the Company and to each grant by the Company of new options to Insiders and any amendments thereafter to such new options until the date of the next Annual General Meeting. Any new options will be granted and/or amended, or any alterations to existing options will be made, only on the approval of the board of directors and in accordance with the policies of the Exchange in effect at the time of grant or amendment.

Accordingly, management of the Company is seeking shareholder approval to the following resolution:

"RESOLVED THAT the Directors of the Company are authorized to grant incentive stock options to Insiders of the Company and are authorized to amend existing incentive stock options held by Insiders of the Company at any time until the date of the next Annual General Meeting, on terms within the policies of the Canadian Venture Exchange in effect at the time of grant or amendment."

OTHER BUSINESS

Management is not aware of any matters to come before the Meeting other than those set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

ON BEHALF OF THE BOARD OF DIRECTORS

Signed: *"Anthony Floyd"*

ANTHONY FLOYD
President and Director

CORPORATE PROFILE Inca Pacific is a resource exploration company with a focus on copper, tin and gold projects with robust economics in Peru. Peru possesses some of the world's most profitable mines and remains one of the mining industry's top choices for the development of new projects.

Inca Pacific and its partners are developing a number of properties in the country's most promising metallogenic belts. In the coming year, several of Inca Pacific's key projects will undergo significant exploration.

The directors and officers of Inca Pacific have many years of experience in all aspects of the mining industry, including exploration, mine development, mine management and finance. Inca Pacific's head office is located in Vancouver, BC, Canada. Exploration headquarters are located in Lima, Peru. The company's common shares trade on the Canadian Venture Exchange under the symbol IP: CDNX.

PERFIL CORPORATIVO Inca Pacific es una compañía de exploración de recursos naturales cuyo enfoque es la exploración de proyectos de cobre, estaño y oro con fuertes indicadores económicos en el Perú. El Perú posee algunas de las más rentables minas del mundo, y sigue siendo una de las opciones más atractivas para el desarrollo de nuevos proyectos.

Inca Pacific y sus socios, están desarrollando varias propiedades prospectivas en las fajas metalogenéticas más prometedoras del Perú. El año entrante varias propiedades claves de Inca Pacific serán exploradas en forma intensiva.

Los directores y empleados de la compañía tiene muchos años de experiencia en todos los aspectos relacionados con la minería, incluyendo la exploración, el desarrollo de minas y las finanzas. La sede principal de Inca Pacific se encuentra en Vancouver, BC, Canadá. Las oficinas de exploración están ubicadas en Lima, Perú. Las acciones comunes de la empresa se cotizan en la bolsa de valores "Canadian Venture Exchange" de Canadá bajo el símbolo IP:CDNX.

It is the intention of every mining exploration company to build shareholder value through a significant mineral discovery. Achieving a mineral discovery is among the most highly leveraged forms of asset building, but at the same time, among the riskiest and most challenging of business endeavours.

The entry cost for exploration may be relatively low (claim staking, prospecting) but the costs sharply increase as the work advances (geophysics, geochemistry, drilling). This means that many entrants begin the race but few reach the finish. While discoveries in the end are dependant on a certain degree of luck, it is no coincidence that the explorers that get lucky combine a team of talented professionals that excel in project evaluation, project management, finance and promotion.

The Magistral discovery which began to unfold in the year 2000, and continued with an aggressive 15,000 metre drill program during the year in review, is the product of a little luck and a risk management strategy that Inca Pacific implemented in 1999. In the face of a bear market, and determined to capitalize on six years of experience in Peru, Inca Pacific, in the main, elected to develop projects through the initial stages of acquisition, staking, and prospecting, and thereafter joint venture these prospects in order to share the risk of costlier later stage exploration.

This year our Magistral joint venture partner, Antofagasta Plc., through its wholly owned Peruvian subsidiary, Anaconda Peru S.A., vested with a 51% interest in the Magistral Property. In accomplishing this they have not only invested US $5,141,000, but also completed 24,480 metres of diamond drilling, paid Banco Minero de Peru US $500,000 and delivered a preliminary economic assessment of the project. In April 2002, Anaconda Peru S.A. may elect to proceed to a 65% interest by completing a bankable feasibility study on Magistral within two years.

Combining the Magistral campaign with other active projects in Peru, Inca Pacific has seen CDN $14,000,000 in exploration expenditures on its properties over the last 3 years. This sum exceeds the current market capitalization of the Company. In addition to Magistral, Inca Pacific projects drilled this year include the Santo Domingo tin prospect in Puno Department (2,900 metres), and the Cueva Blanca gold prospect in Lambayeque Department (2,500 metres).

The Santo Domingo project is a joint venture with the Peruvian tin producer, Minsur. The target of the program is modeled after Minsur's highly profitable San Rafael Mine, which is the highest grade tin mine in the world and over the last decade one of the most profitable mines in Latin America. This year's four hole drill program did not encounter San Rafael style mineralization but did provide a greater understanding of the vein systems thus helping to guide future work.

CARTA A LOS ACCIONISTAS Es la intención de cada empresa de exploración minera a mejorar el valor para los accionistas por medio del descubrimiento de un yacimiento de mineral significante. Llegando al descubrimiento de un yacimiento de mineral es una de las maneras de mas palanca para crecer bienes, sin embargo a la vez es una de las fases de negocio mas riesgosas y demandante.

El costo inicial de exploración puede ser relativamente bajo (concesiones y prospección) pero el costo aumenta rápido con el aumento del trabajo (geofísica, geoquímica, perforación). Este significa que mucha gente comienza la carrera pero poca gente llega al final. Aunque descubrimientos al final dependen en un cierto grado de suerte, no es una coincidencia que los exploradores que encuentran suerte forman equipos de profesionales con talentos que sobresalen en evaluación de proyectos, gerencia de proyectos finanzas y promoción.

El descubrimiento en Magistral que comenzó en el año 2000, y continuó con un programa agresivo de 15,000 metros de perforación diamantina durante el año 2001, es el producto de un poco de suerte y una estrategia de riesgo por parte de la gerencia implementado por Inca Pacific en el año 1999. Aguantando un mercado de bolsa tipo oso, y determinado a capitalizar en los seis años de experiencia en Perú, Inca Pacific, mayormente, eligió a desarrollar proyectos por medio de fases iniciales de adquisición, denunciando, y prospección, y después formando Asociaciones de Riesgo Compartido, Joint Ventures, con estos proyectos para compartir el riesgo de las fases siguientes de exploración mas costosa.

Este año nuestro socio en el joint venture Magistral, Antofagasta Plc., por media de su subsidiaria de 100%, Anaconda Perú S.A., cumplió con una inversión de US$5,141,000 que los llevó a un nivel de interés de 51% en la Propiedad Magistral. Cumpliendo con este ellos no solamente han invertidos US$5,141,000, pero además completado 24,480 metros de perforación diamantina, pagado el Banco Minero del Perú la suma de US$500,000 y entregado un evaluación económico preliminar del proyecto. En Abril de 2002, Anaconda Perú S.A. puede elegir a aumentar su interés a 65% por medio de completar un Estudio de Factibilidad Bancable sobre Magistral en un periodo de dos años.

Combinando el programa de Magistral con otras actividades en Perú, Inca Pacific ha visto CDN$14,000,000 en gastos de exploración en sus propiedades durante los últimos 3 años. Esta suma es más grande que la capitalización del mercado de la Empresa. En adición a Magistral, los proyectos de Inca Pacific que han tenido programas de perforación este año incluyen, el prospecto de estaño Santo Domingo en el Departamento de Puno, (2,900 metros), y el prospecto de oro Cueva Blanca en el Departamento de Lambayeque, (2,500 metros).

At Cueva Blanca, St. Elias Mines Ltd. completed a 2,500 metre reverse circulation drill program (21 holes) and 3,000 metres of trenching at Zona Verde. The program established the presence of anomalous gold over a strike length of at least 4 kilometres along a structural corridor up to 1 kilometre wide. Assay results of the RC drilling program were generally low. St. Elias believes that there may have been a problem recovering gold using the reverse circulation method. A follow-up diamond drill program is planned for 2002.

Inca Pacific's success in generating projects, attracting joint venture partners, and raising risk capital during a protracted cycle of low metal prices, has been a remarkable achievement. Each season we have continued to provide our shareholders with the opportunity to benefit from new mineral discoveries. Furthermore, the strategy of risk sharing through joint ventures has allowed us to participate in significant exploration programs on several fronts at minimal direct cost.

Looking to the future, we will continue to pursue this strategy. From an exploration perspective, Peru truly is a land of opportunity. Our long term commitment, as well as a new and high profile exploration success, has positioned Inca Pacific as a key player in Peru's burgeoning mining industry. We believe Magistral represents a significant beginning for Inca Pacific, but we are confident that more opportunities for growth and discovery lie ahead.

In closing, we wish to thank our fellow directors, employees, and shareholders for their support this year. We look to the year ahead with confidence and the commitment to continue to build value for our investors.

On behalf of the Board of Directors,

Anthony Floyd
President and Director

John A. McCluskey
Vice-President and Director

El proyecto Santo Domingo es un joint venture con el productor de estaño peruano, Minsur. El blanco del programa en Santo Domingo es un modelo basado en la mina San Rafael de Minsur que es muy rentable, siendo la mina más rica del estaño en el mundo y durante la ultima década una de las minas más rentable en América Latina. El programa de perforación este año, de cuatro taladros, no encontró el estilo de mineralización encontrado en San Rafael, pero si aumentó el entendimiento del sistema de las vetas que facilitará los trabajos en el futuro.

En el prospecto Cueva Blanca, St. Elias Ltd. Completó 2,500 metros de perforación de aire de circulación al revez, RC, (21 taladros) , y 3,000 metros de trincheras in la Zona Verde. Este programa estableció la presencia de oro anómalo sobre un rumbo de por lo menos 4 kilómetros a lo largo de un corredor hasta 1 kilómetro de ancho. Los resultados de los ensayes de las muestras de la perforación RC resultaron generalmente bajos. St. Elias está de la opinión que posiblemente había un problema en la recuperación de oro utilizando el sistema de perforación RC. Por eso St. Elias está programando perforación diamantina para el año 2002.

El éxito de Inca Pacific en la generación de proyectos, atrayendo socios para joint ventures, y adquiriendo capital de riesgo durante un ciclo extendido de precios de metales bajos, ha sido un éxito excepcional. Cada temporada hemos continuados de entregar a nuestros accionistas la oportunidad de beneficiarse de nuevos descubrimientos. Además, la estrategia de repartir riesgo por medio de joint ventures , nos ha permitido a participar en varios programas de exploración significantes a costos directos mínimos.

Mirando al futuro, nos continuaremos a seguir esta estrategia. De la perspectiva de exploración, Perú es verdaderamente un país de oportunidad. Nuestro compromiso de largo plazo, en adición a un nuevo éxito en exploración de alta perfil, ha puesto a Inca Pacific como un participante clave en la industria minera creciente del Perú. Nos creemos que Magistral representa un comienzo significante para Inca Pacific, y tenemos confianza que más oportunidades para crecimiento y descubrimiento están adelante.

Terminando, quiero agradecer mis directores, empleados, y accionistas para su apoyo este año. Entramos el año entrante con confianza y la dedicación de continuar a aumentar valor para nuestros inversionistas.

The Magistral project, currently being explored by Minera Anaconda Peru S.A., a subsidiary of Antofagasta Plc., under an option to purchase agreement from Inca Pacific, is situated approximately 450 kilometres NNW of Lima, Peru in the Department of Ancash. The project is accessible by road from the port city of Chimbote, which is situated approximately 100 kilometres in a direct line south-west of Magistral.


MAGISTRAL
ANCASH GEOLOGY
MAGISTRAL
TERTIARY VOLCANICS
MESOZOIC SEDIMENTS
MARANON COMPLEX
N
Conchucos
Rio Maranon
Rio Santa
CORDILLERA BLANCA BATHOLITH
Chimbote
PIERINA
Casma
Huaraz
Pacific Ocean
Rio Santa
ANTAMINA
10°
Huarmey
COASTAL BATHOLITH
Rio Fortaleza
0
40
Km
78°

Work in 2001 by Anaconda Peru has continued to demonstrate that a significant copper-molybdenum deposit exists at Magistral. Diamond drilling has confirmed that mineralization in the main deposit occurs in two distinct, often superimposed styles of mineralization:

(1) Porphyry-style mineralization, characterized by stockwork and/or sheeted veins of quartz ± calcite containing pyrite, chalcopyrite and molybdenite. These sulphides also occur as disseminations within the intrusive rocks, but in the absence of mineralized quartz veins, the grades are generally less than 0.4% Cu and 150 ppm Mo. Porphyry-style mineralization is best developed in the Chavin zone on the northwest flank of the deposit, and at depth below the valley floor. In these areas, porphyry-style mineralization occurs as broad zones, commonly 100 metres wide, that straddle the contact of the main intrusive body.

(2) Skarn-style mineralization, characterized by disseminations, veins, and semi-massive to massive

MAGISTRAL El proyecto Magistral, actualmente siendo explorado por Minera Anaconda Perú S.A. (Anaconda), una subsidiaria de Antofagasta Plc., bajo un acuerdo de opción de compra de Inca Pacific, está situada aproximadamente 450 kilómetros NNO de Lima, Perú en el departamento de Ancash. Acceso al proyecto por carretera es de la ciudad portuaria de Chimbote, ubicada aproximadamente 100 kilómetros en línea recta con rumbo sur-oeste de Magistral.

Exploraciones hechas por Anaconda Perú durante 2001,continua de mostrar que un yacimiento significante de cobre-molibdeno existe en Magistral. Perforaciones diamantinas han confirmado que la mineralización en el deposito principal, frequentamente superpuesta, se ocurre en dos estilos de mineralización distintas:

(1) Mineralización Estilo Porfio, caracterizada por stockwork, y/o vetillas paralelas de cuarzo +/- calcita con pirita, calcopirita y molibdenita. Estos sulfuros también se ocurren diseminadas dentro de la roca intrusiva, pero sin la presencia de vetillas de cuarzo y las leyes están generalmente menos que 0.4% Cu y 150 ppm Mo. El mejor desarrollo de la mineralización estilo Porfio es en la zona Chavin al fianco noroeste del yacimiento y en profundidad debajo del fondo de la quebrada. En estas áreas, la mineralización de estilo porfió se ocurre en zonas anchas, frequentemente hasta 100 metros, que se ocurre en ambos lados del contacto del cuerpo principal del intrusivo.

(2) Mineralización Estilo Skarn, caracterizada por diseminaciones, vetas, semi-masivo a masivo cuerpos de calcopirita, pirhotina y pirita, con cantidades variables de molibdenita y magnetita. La mineralización de sulfuros fue depositada durante la alteración retrograda asociada con epidota y después clorita.

aggregates of chalcopyrite, pyrrhotite, and pyrite, with variable amounts of molybdenite and magnetite. The sulphide mineralization was deposited during retrograde alteration, in association with epidote and later chlorite. This style of mineralization is particularly important in the San Ernesto zone where it reaches a maximum of 80 metres true width. Skarn-style mineralization is preferentially developed close to steeply dipping intrusive contacts and is well developed on the south and southeast flanks of the deposit.

The deposit has been tested by Anaconda Peru with 24,640 metres of diamond drilling in 76 holes. Anaconda Peru has calculated that the Magistral property contains Total Mineral Resources estimated at 105 million tonnes grading 0.74% copper, 0.05% molybdenum and 3.9 grams/tonne silver at a copper cut-off of 0.5% copper. This equates to 1.7 billion pounds of copper, 115 million pounds of molybdenum and 13 million ounces of silver.


MAGISTRAL
GEOLOGY
SECTION
N
4400
0
200
Metres
LEGEND
LIMESTONE
MARBLE
GREEN garnet - pyroxene SKARN
BROWN garnet - pyroxene SKARN
QUARTZ MONZONITE
SKARN MINERALIZATION
PORPHYRY MINERALIZATION
FAULT
THRUST FAULT

The resources are categorized as 30% measured, 30% indicated and 40% inferred.

Anaconda Peru has invested a total of US $5,141,000 in exploration and exercised the underlying option between Inca Pacific Resources Inc. and Banco Minero del Peru. The Magistral property has been assigned to a Peruvian company called Ancash Cobre S.A., with Inca Pacific S.A. holding 49% of the shares and Anaconda Peru S.A. holding 51%.

Anaconda Peru is currently completing a pre-feasibility study and has until April 3, 2002 to decide whether it wishes to prepare a Bankable Feasibility Study over the next 2 years and increase its interest to 65%.

Este estilo de mineralización es muy importante en la zona San Ernesto donde llega a un ancho real máximo de 80 metros. Mineralización Estilo Skarn se desarrolla preferentialmente cerca de los contactos de porfió que demuestran contactos pendientes y está bien desarrollada a los flancos sur y sureste del deposito.

El yacimiento ha sido probado por Anaconda Perú con 24,640 metros de perforación diamantina en 76 taladros. Anaconda Perú ha calculado que la propiedad minera Magistral contiene Recursos Totales de Mineral estimadas en 105,000,000 toneladas métricas con leyes de 0.74% cobre, 0.05% molibdeno y 3.9 gramos de plata por tonelada métrica con una ley mínima de cobre de 0.5% cobre. Esta es equivalente a 1.7 mil millones de libras de cobre, 115 milliones de libras de molibdeno y 13 milliones de onzas de plata.

Los recursos estén categorizados como 30% mensurados, 30% indicados y 40% inferidos.

Anaconda Perú ha invertido un total de US$5,141,000 en exploración y ha ejercido la opción entre Inca Pacific Resources y el Banco Minero del Perú. La propiedad minera Magistral ha sido asignada a una empresa Peruana llamada Ancash Cobre S.A., en cual Inca Pacific S.A. tiene 49% y Anaconda Perú S.A. tiene 51%.

Anaconda Perú S.A. está completando un estudio de pre factibilidad y tiene hasta el 3 de abril de 2002 para decidir si continuará con un Estudio de Factibilidad Bancable durante 2 años y aumentar su participación hasta 65%

Anaconda Peru's Mineral Resource estimate for Magistral is summarized as follows:

% Copper Cut off	*Tonnes (000's)*	*Copper (%)*	*Molybdenum (%)*	*Silver grams/tonne*
0.3	*270,000*	*0.52*	*0.051*	*3.0*
0.4	*167,000*	*0.63*	*0.055*	*3.4*
0.5	*105,000*	*0.74*	*0.052*	*3.9*

The mineral resources have been calculated in accordance with definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum (CIM). The resource calculation has been prepared by Anaconda Peru and audited by Lawrence A. Dick, Ph.D., P.Geo., the Qualified Person as that term is defined in National Instrument 43-101 of the Canadian Securities Administrators. The resource estimate study was conducted using Gemcom software under the supervision of qualified Anaconda Peru professionals. The estimate is based on a block model with a block size of 15 metres on a side. The copper, molybdenum and silver values were interpolated using an ordinary kriging algorithm.


MAGISTRAL
SECTION
SW
NE
0
100
Metres
LEGEND
MARBLE
GREEN garnet - pyroxene SKARN
BROWN garnet - pyroxene SKARN
QUARTZ MONZONITE
SKARN MINERALIZATION
PORPHYRY MINERALIZATION
FAULT


MAGISTRAL
DRILL HOLE PLAN
N
0
200
Metres
LEGEND
FAULT
THRUST FAULT
DIAMOND DRILL HOLE WITH SIGNIFICANT MINERALIZED INTERSECTION

Un sumario del estimado de Recursos de Mineral hecha por Anaconda Perú para Magistral se presenta abajo:

% Cobre Mínimo	*Toneladas métricas(000's)*	*Cobre (%)*	*Molibdeno (%)*	*Plata gramos/TM*
0.3	*270,000*	*0.52*	*0.051*	*3.0*
0.4	*167,000*	*0.63*	*0.055*	*3.4*
0.5	*105,000*	*0.74*	*0.052*	*3.9*

Los recursos mineros han sido calculados en acuerdo con las definiciones adoptadas por El Instituto Canadiense de Minería, Metalúrgica y Petróleo (ICM). El calculo de recurso ha sido preparado por Anaconda Perú y la auditoria ha sido hecho por el Dr. Lawrence A. Dick, PhD., P.Geo., la Persona Calificada como está definida en Instrumento Nacional 43-101 de los Administradores del Valores de Canada. El estudio del estimado del recurso fue conducido utilizando el programa Gemcom bajo la supervisión de personal calificado de Anaconda Perú. El estimado está basado en un modelo tipo bloque con el tamaño de bloque de 15 metros ada lado. Los valores de cobre, molibdeno y plata estuvieron interpolados utilizando un algoritmo de kriging ordinario.

The Cueva Blanca property is a low sulphidation gold target located in the Department of Lambayeque currently being explored by Inca Pacific's joint venture partner, St. Elias Mines Ltd.

The Cueva Blanca property covers a number of large epithermal alteration systems developed in Cretaceous-Tertiary intrusives and Tertiary volcanic rocks of the Porculla Formation. Gold-silver mineralization was originally found in an epithermal quartz vein system with a strike length of over 3 kilometres. The quartz-calcite veins are a classic epithermal system with high potential for bonanza-type gold-silver mineralization. Drusy cavities, colloform banding, and cockade structures are common. Individual veins range up to 6.5 metres in true width.



An important new gold showing called Zona Verde is the focus of the exploration program being conducted by St Elias. Zona Verde is a north-northwesterly trending gold anomaly over 300 metres wide, with a strike length of 1,600 metres. Gold grades up to 47.12 grams/tonne over 9 metres have been obtained from trench samples. During 2000, St. Elias completed a 3,170 metre reverse circulation drill program. Results indicated that gold mineralization in the 100-200 ppb range was present at intervals to depths of 146 metres.

During 2001, St. Elias completed a 2,500 reverse circulation drill program (21 holes) and 3,000 metres of trenching at Zona Verde. The program established the presence of anomalous gold over a strike length of at least 4 kilometres along a structural corridor up to 1 kilometre wide. The mineralization is present within breccias, stockworks, mantos and silica-flooded volcanic flows, beneath a thin barren cap of volcaniclastic sediments. Assay results from the 2001 drilling program were generally low. St. Elias believes that there may have been a problem recovering gold using the reverse circulation method. A follow-up diamond drill program is planned for 2002.

CUEVA BLANCA La propiedad Cueva Blanca es un objetivo aurífero de baja sulfidación ubicado en el departamento de Lambayeque. Este está siendo *explorado actualmente por St. Elias Minas Ltd., socio de Inca Pacific por medio de un acuerdo de riesgo compartido ("Joint Venture").*

La propiedad Cueva Blanca cubre una area grande que contiene varios sistemas grandes de alteración epitermal presente en roca intrusiva de edad Cretáceo -Terciario y roca volcanica de la edad Terciario de la formación Porculla. Mineralización de oro-plata fue encontrada en vetas de cuarzo epitermales con extensiones de mas de 3 kilometros. Las vetas de cuarzo-calcita están tipicas de sistemas epitermales y tienen la potencia alta para encontrar mineralización de oro y plata de tipo bonanza. Cavidades con drusas de cristales y bandeamiento de cuarzo están comunes. Vetas pueden tener espesores hasta 6.5 metros actuales.

La Zona Verde es una nueva zona importante con indicios de oro que es el punto focal de la exploración conducida actualmente por la empresa St. Elias. La Zona Verde es una anomalía de mas de 300 metros de ancho y 1,600 metros de largo que tiene un eje mayor que extiende al norte-noroeste. Las leyes de oro llegan hasta 47.12 gramos por tonelada métrica sobre anchos de 9 metros de muestras cortadas en trincheras. Durante el año 2000, St. Elias completó 3,170 metros de perforaciones con el sistema de circulación de aire al revés, RC. Los resultados obtenidas indican que mineralización de oro de 100-200 ppb está presente en secciones hasta una profundidad de 146 metros debajo de la superficie.

Durante el año 2001, St. Elias completó 2,500 metros en 21 taladros de perforaciones con el sistema de circulación de aire al revés, RC y 3,000 metros de trincheras en la Zona Verde. Este programa estableció la presencia de oro en cantidades anómalas sobre una extensión a lo largo del rumbo de mas de 4,000 metros sobre un corredor estructural con un ancho de hasta 1,000 metros. La mineralización está presente en brecha, stockwork, mantos y flujos volcánicos saturados con sílice debajo de una capa delgada y estéril de sedimentos volcanoclasticos. Resultados de ensayes del programa de perforaciones de 2001 fueron bajas en general. St. Elias cree que posiblemente existía un problema en la recuperación de oro usando el sistema de circulación de aire al revés, RC. Un programa de perforación diamantina está programada para el año 2002.

Santo Domingo is a tin prospect located 20 kilometres west of Minsur's highly profitable San Rafael tin mine. Santo Domingo and San Rafael are located in Peru's Cordillera Oriental, approximately 100 kilometres north-northwest of Juliaca and 700 kilometres east-southeast of Lima. This district is one of the richest and most prolific tin producing regions in the world; the principal San Rafael vein produces approximately 800,000 tonnes grading 5% tin each year and accounts for 14% of the world's production. Several academic studies have described close geological similarities between Santo Domingo and San Rafael, which is the Western Hemisphere's largest tin producer.

The Santo Domingo and San Rafael properties have essentially identical host rocks; both are underlain by deformed sedimentary rocks intruded by numerous bodies of distinctive orthoclase porphyry. At Santo Domingo, at least five main veins cross cut the stratigraphy and intrusives and are variably mineralized with Cu-Sn and base metals. These veins occupy normal faults with a minor strike slip component, and are considered to be analogous to the upper level veins at San Rafael. The exploration target at Santo Domingo is high-grade quartz-cassiterite mineralization, which at San Rafael occurs in dilation zones well down dip from the upper level Cu-Sn-base metal vein mineralization.

In early 2001, four holes totalling 2,826 metres of HQ and NQ core were diamond drilled on the Santo Domingo and San Basilio veins of the Santo Domingo property. By analogy to San Rafael, these holes were targeted at


SANTO DOMINGO
REGIONAL GEOLOGY
N
14°
SANTO DOMINGO PROPERTY
SECTION LINE
SAN RAFAEL MINE
14°15S
San Rafael Air strip
5
Kilometres
344,000mE
LEGEND
MIOCENE RHYOLITE
OLIGOCENE MONZOGRANITE PORPHYRY
PORPHYRY DYKE
PERMIAN MIXED GROUP
PERMIAN SEDIMENTS
ORDOVICIAN SHALE
VEIN

SANTO DOMINGO Santo Domingo es un prospecto de estaño ubicado 20 kilómetros al oeste de la mina de estaño, San Rafael, una mina que produce altas utilidades. Santo Domingo y San Rafael están ubicadas en la Cordillera Oriental de Perú, aproximadamente 100 kilómetros al norte-noroeste de Juliaca y 700 kilómetros al este-sureste de Lima. Este distrito de estaño está uno de los distritos mas ricos y mas productivos en el mundo; la veta principal de San Rafael produce aproximadamente 800,000 toneladas métricas de mineral por año con una ley de estaño de 5% que representa 14% de la producción mundial de estaño. Varios estudios académicos han descrito la similaridad geológica entre Santo Domingo y San Rafael, el productor de estaño mas grande en el hemisferio occidental.

Las propiedades Santo Domingo y San Rafael exhiben rocas esencialmente idénticas, ambas propiedades demuestran capas de rocas sedimentarias deformadas que han sido intruido por cuerpos de roca porfiritica con fenocristales de ortoclasas. En Santo Domingo, por lo menos cinco vetas principales cortan la stratigrafia y los intrusivos y todos contienen mineralización de Cu-Sn y metales básicas. Estas vetas ocupan fallas normales con componentes menores de movimiento horizontal y están consideradas análogas a las partes altas de las vetas en San Rafael. El blanco de exploración en Santo Domingo es la mineralización de casiterita de alta ley con cuarzo, cual en San Rafael está presente en zonas de dilación en profundidad debajo de la mineralización de Cu-Sn- metales básicas que fue encontrada en los niveles superiores.

deep, elevation-controlled, Stage II quartz-cassiterite-chlorite veining postulated to underlie the sulphide-rich Stage III veining exposed on surface. The Santo Domingo and San Basilio vein-faults were selected for testing since they are the longest and most continuous on the property.

The 2001 drill program did not intersect Stage II quartz-cassiterite-chlorite mineralization on the Santo Domingo vein at depth such as was encountered in San Rafael. However, the alteration and mineralization encountered at depth on the Santo Domingo vein is similar to that encountered at San Rafael below the Stage II orebodies and the information obtained will be valuable in future evaluations of the property.

Currently the company is seeking a joint venture partner for this project.


SANTO DOMINGO
PRE-DRILLING SECTION
SW
NE
5000 m
SD01-02
SD01-01 (proj.)
SD01-03 (proj.)
SD01-04 (proj.)
SD 816 Level
SAN BASILIO VEIN
SANTO DOMINGO VEIN
4500 m
0
200
Metres
4000 m
LEGEND
OLIGOCENE MONZOGRANITE PORPHYRY
ORDOVICIAN SHALE
PROPOSED DRILL HOLE
SANTO DOMINGO UNDERGROUND WORKINGS


SANTO DOMINGO
POST-DRILLING SECTION
SW
NE
5000 m
SD01-02
SD01-01 (proj.)
SD01-03 (proj.)
SD01-04 (proj.)
SD 816 Level
SANTO DOMINGO VEIN
SAN BASILIO VEIN
4500 m
TARGET FOR SAN RAFAEL-TYPE OREBODIES (4100-4450m)
0
200
Metres
4000 m
LEGEND
OLIGOCENE MONZOGRANITE PORPHYRY
ORDOVICIAN SHALE
STAGE 3 VEINING (SULPHIDE)
STAGE 2 VEINING (QUARTZ-TOURMALINE-CHLORITE-CASSITERITE)
DRILL HOLE
SANTO DOMINGO UNDERGROUND WORKINGS

Durante el primer trimestre del año 2001, 2,826 metros de testigos fueron producidos de cuatro taladros perforados con brocas de tamaños HQ y NQ sobre las vetas Santo Domingo y San Basilio ubicadas en la propiedad Santo Domingo. Estos taladros fueron ubicados para intersectar mineralización de cuarzo-clorita-casiterita, mineralización de Fase II postulada de estar ubicada en profundidad, como en San Rafael, debajo de la mineralización rica en sulfuros y pobre en estaño, Fase III, expuesta mas cerca la superficie. Las vetas Santo Domingo y San Basilio fueron las dos estructuras seleccionadas para examinar en vista de que estas dos vetas son las mas largas y continuas en la propiedad.

El programa del año 2001 no intersectó mineralización de cuarzo-casiterita-clorita, mineralización de Fase II, en la veta Santo Domingo en profundidad que es similar a la mineralización encontrada en San Rafael. Sin embargo, la mineralización encontrada en profundidad en la veta Santo Domingo es similar a la mineralización encontrada en San Rafael debajo de los cuerpos de mineralización tipo Fase II y la información obtenida estará valiosa para las evaluaciones futuras de la propiedad.

La compañía está buscando socios para este proyecto.


2001 FINANCIAL STATEMENTS

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The consolidated financial statements of Inca Pacific Resources Inc. have been prepared by and are the responsibility of the Company's management. The consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada and reflect management's best estimates and judgment based on information currently available.

Management has developed and is maintaining a system of internal controls to obtain reasonable assurance that the Company's assets are safeguarded, transactions are authorized and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities. The Audit Committee reviews the results of the audit and the annual consolidated financial statements prior to their submission to the Board of Directors for approval.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP and their report outlines the scope of their examination and gives their opinion on the consolidated financial statements.

Anthony Floyd, President
January 11, 2002

AUDITORS' REPORT

To the Shareholders of

INCA PACIFIC RESOURCES INC.

We have audited the consolidated balance sheets of Inca Pacific Resources Inc. as at November 30, 2001 and 2000 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at November 30, 2001 and 2000 and the results of its operations and the cash flows for the years then ended in accordance with generally accepted accounting principles in Canada. As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a consistent basis.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chartered Accountants
Vancouver, Canada
January 11, 2002

consolidated balance sheets

INCA PACIFIC RESOURCES INC.

Consolidated Balance Sheets
November 30, 2001 and 2000

	2001	2000
ASSETS		
Current		
Cash and cash equivalents (note 11)	$ 825,698	$ 1,436,421
Marketable securities (note 3)	8,000	-
Accounts receivable and advances	11,080	49,134
Prepaid expenses	2,414	24,241
	847,192	1,509,796
Capital assets and properties		
Capital assets (note 4)	24,657	52,590
Mineral property interests (note 5)	5,363,279	4,697,862
	$ 6,235,128	$ 6,260,248
LIABILITIES		
Current		
Accounts payable and accrued liabilities (note 5aiii and 8b)	$ 134,873	$ 475,925
SHAREHOLDERS' EQUITY		
Share capital (note 6)	14,499,774	13,814,622
Warrants (note 6e)	8,840	8,840
Share subscriptions (note 11)	495,850	-
Deficit	(8,904,209)	(8,039,139)
	6,100,255	5,784,323
	$ 6,235,128	$ 6,260,248

Nature of operations (note 1)

Approved by the Directors:

Anthony Floyd

John A. McCluskey

INCA PACIFIC RESOURCES INC.

Consolidated Statements of Operations and Deficit
Years Ended November 30, 2001 and 2000

	2001	2000
General and administrative expenses		
Investor relations	$ 178,154	$ 207,631
Management and consulting services	116,626	114,033
Office and administration	57,268	78,383
Accounting and audit	45,661	48,840
Legal	26,001	73,265
Stock registration and transfer fees	17,798	22,616
Insurance	9,271	9,269
Amortization	3,453	6,494
Travel	2,745	11,629
	456,977	572,160
Loss before other items	(456,977)	(572,160)
Other		
Investment income	26,254	44,284
Gain on sale of capital assets	2,555	-
Gain on sale of marketable securities	-	50,552
Write-down of marketable securities	(17,000)	-
Property investigations	(18,185)	(14,755)
Write-off of mineral property interests	(418,401)	(1,995,908)
Foreign exchange gain (loss)	16,684	(129,599)
Loss for the year	(865,070)	(2,617,586)
Deficit, beginning of year	(8,039,139)	(5,421,553)
Deficit, end of year	$ (8,904,209)	$ (8,039,139)
Basic and diluted loss per share	$ (0.03)	$ (0.12)
Weighted average number of shares outstanding	27,968,206	23,141,632

INCA PACIFIC RESOURCES INC.

Consolidated Statements of Cash Flows
Years Ended November 30, 2001 and 2000

	2001	2000
Cash flows from operating activities		
Loss for the year	$ (865,070)	$ (2,617,586)
Items not involving cash:		
Non-cash office and administration expenses	-	10,000
Gain on sale of capital assets	(2,555)	-
Gain on sale of marketable securities	-	(50,552)
Write-down of marketable securities	17,000	-
Write-off of mineral property interests	418,401	1,995,908
Amortization	3,453	6,494
	(428,771)	(655,736)
Net change in non-cash working capital		
Accounts receivable and advances	38,054	(22,872)
Prepaid expenses	2,241	(24,241)
Accounts payable and accrued liabilities	(63,349)	(51,937)
	(451,825)	(754,786)
Cash flows from financing activities		
Shares issued for cash	600,500	1,919,171
Share subscriptions	495,850	-
	1,096,350	1,919,171
Cash flows from investing activities		
Proceeds from sale of marketable securities	-	259,552
Expenditures on mineral property interests, net of recoveries and amortization	(1,270,160)	(765,163)
Purchase of capital assets	-	(8,567)
Proceeds from sale of capital assets	14,912	50,574
	(1,255,248)	(463,604)
Increase (decrease) in cash and cash equivalents	(610,723)	700,781
Cash and cash equivalents, beginning of year	1,436,421	735,640
Cash and cash equivalents, end of year	$ 825,698	$ 1,436,421

Supplemental cash flow information (note 7)

Notes to Consolidated Financial Statements
November 30, 2001 and 2000

1. Nature of operations

Inca Pacific Resources Inc. (the "Company") and its subsidiaries are engaged in the exploration and development of mineral properties in Peru, South America. To date, the Company has not earned significant revenues and is considered to be in the exploration stage.

The recoverability of amounts shown for mineral property interests is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain financing to complete their development and future profitable operations.

These consolidated financial statements have been prepared on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business. The Company's ability to continue as a going concern is dependent on continued financial support from its shareholders, the ability of the Company to raise equity financing, and the attainment of profitable operations, external financings and further share issuances to meet the Company's liabilities as they become payable. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary, should the Company be unable to continue as a going concern.

2. Significant Accounting Policies

a. Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Incpac Holdings Ltd., Inca Pacific S.A and Inca Cobre S.A., and Ancash Cobre S.A., in which the company holds a 49% interest.

b. Cash and Cash Equivalents

Cash and cash equivalents comprise cash and temporary investments maturing within 90 days from the original date of acquisition.

c. Marketable Securities

Marketable securities are stated at the lower of cost or quoted market value.

d. Capital Assets

Capital assets are stated at cost. Amortization is provided on the declining balance basis as follows:

Computer equipment	30%
Exploration equipment	20%
Office furniture and equipment	20%

e. Mineral Property Interests

The Company capitalizes all costs related to investments in mineral property interests on a property by property basis. Such costs include mineral property acquisition costs and exploration and development expenditures, net of any recoveries. Costs are deferred until such time as the extent of mineralization has been determined and mineral property interests are either developed or the Company's mineral rights are allowed to lapse.

All deferred mineral property expenditures are reviewed, on a property by property basis, to consider whether there are any conditions that may indicate impairment. When the carrying value of a property exceeds its net recoverable amount that may be estimated by quantifiable evidence of an economic geological resource or reserve, joint venture expenditure commitments or the Company's assessment of its ability to sell the property for an amount exceeding the deferred costs, provision is made for the impairment in value.

The amounts shown for acquisition costs and deferred exploration expenditures represent costs incurred to date and do not necessarily reflect present or future values.

These costs are depleted over the useful lives of the properties upon commencement of commercial production or written off if the properties are abandoned or the claims allowed to lapse.

2. Significant Accounting Policies (continued)

From time to time the Company may acquire or dispose of a mineral property interest pursuant to the terms of an option agreement. As the options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded. Option payments are recorded as property costs or recoveries when the payments are made or received.

f. **Joint Venture Accounting**
The Company follows the proportionate consolidation method of accounting for joint ventures. The Company's interest in the Chota Joint Venture is reflected within other mineral property investments.

g. **Foreign Currency Translation**
The company's subsidiaries are integrated foreign operations. Monetary items are translated at the exchange rate in effect at the balance sheet date; non-monetary items are translated at historical exchange rates; revenue and expense items are translated at the average rate of exchange for the period.

h. **Loss Per Share**
The loss per share is calculated using the weighted average number of shares issued and outstanding during the year. The Company has adopted the revised recommendations of the Canadian Institute of Chartered Accountants whereby new rules are applied in the calculation of diluted earnings per share. The revised standard has been applied on a retroactive basis and did not result in any restatement of the Company's financial statements. Fully diluted loss per share is not presented as it is anti-dilutive.

i. **Use of Estimates**
The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses for the period reported. Actual results could differ from those reported.

j. **Stock-based Compensation**
The Company has a fixed stock option plan. No compensation expense is recognized when stock or stock options are issued to directors and employees. Any consideration paid on exercise of stock options or purchase of shares is credited to share capital.

k. **Income Taxes**
During the year ended November 30, 2001, the Company retroactively adopted the new Recommendations of the Canadian Institute of Chartered Accountants for accounting for income taxes, which requires the use of the asset and liability method. This change has been applied retroactively without restatement of prior periods. Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statement carrying values and their respective income tax carrying amounts (temporary differences). Future income tax assets and liabilities are measured using the tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is enacted or substantially assured. The amount of future income tax assets recognized is limited to the amount of the benefit that is likely to be realized.

Prior to adoption of the new recommendations, income tax expense was determined using the deferral method of tax allocation. Under this method, future income tax expense was based on differences in the recognition of revenues and expenses for income tax and financial reporting purposes.

l. **Comparative Amounts**
Certain comparative amounts from the prior year have been restated to conform with the current year's presentation.

3. Financial Instruments

The carrying value of cash and cash equivalents, accounts receivable and advances, and accounts payable and accrued liabilities approximates their fair values due to the short term to maturity of the instruments.

The quoted market value of marketable securities at November 30, 2001 is approximately $8,000.

4. Capital Assets

2001	Cost	Accumulated Amortization	Net Book Value
Exploration equipment	**$ 48,634**	**$ 32,034**	**$ 16,600**
Computer equipment	**37,866**	**29,809**	**8,057**
	$ 86,500	**$ 61,843**	**$ 24,657**

2000	*Cost*	*Accumulated Amortization*	*Net Book Value*
Exploration equipment	$ 81,181	$ 40,102	$ 41,079
Furniture & equipment	26,629	26,629	-
Computer equipment	37,866	26,355	11,511
	$ 145,676	$ 93,086	$ 52,590

5. Mineral Property Interests

At November 30, 2001 and 2000, the Company's mineral properties are comprised of properties located in Peru. Expenditures incurred on mineral properties are as follows:

	Magistral	Santo Domingo	Ancapata	Cueva Blanca	Other	Total
Balance, November 30, 2000	$ 1,590,916	$ 780,121	$ 100,556	$ 1,584,570	$ 641,699	$ 4,697,862
Additions during year						
Acquisition costs	-	28,800	-	-	-	28,800
Advisory fee (note 5aiii)	86,094	-	-	-	-	86,094
Exploration costs						
Drilling	-	513,593	-	-	-	513,593
Geological consulting	18,528	115,390	6,000	-	9,550	149,468
Value added tax	7,185	110,552	4,145	-	7,429	129,311
Project management	41,500	80,800	2,626	-	-	124,926
Office and administration	16,323	26,913	42,773	-	-	86,009
Taxes and filing fees	22,339	18,489	-	-	41,227	82,055
Geological fieldwork	5,938	72,186	27	-	1,013	79,164
Travel and accommodation	24,767	27,107	1,458	-	7,084	60,416
Legal	21,131	19,069	8,330	670	-	49,200
Geophysical	-	-	18,649	-	-	18,649
Amortization	1,697	9,941	485	-	-	12,123
Survey and assays	2,570	7,623	1,000	100	-	11,293
Maps and reports	1,959	3,534	-	-	-	5,493
	163,937	1,005,197	85,493	770	66,303	1,321,700
Less: recoveries	-	-	-	(63,175)	(289,601)	(352,776)
	163,937	1,005,197	85,493	(62,405)	(223,298)	968,924
Net additions during year	250,031	1,033,997	85,493	(62,405)	(223,298)	1,083,818
Mineral property interests written-off	-	-	-	-	(418,401)	(418,401)
Balance, November 30, 2001	$ 1,840,947	$ 1,814,118	$ 186,049	$ 1,522,165	$ -	$ 5,363,279

5. Mineral Property Interests (continued)

	Magistral	Santo Domingo	Ancapata	Cueva Blanca	Other	Total
Balance, November 30, 1999	$ 1,295,859	$ 253,083	$ -	$ 1,710,492	$ 2,625,702	$ 5,885,136
Advisory fee (note 5aiii)	60,000	-	-	-	-	60,000
Balance, November 30, 2000,as restated	1,355,859	253,083	-	1,710,492	2,625,702	5,945,136
Additions during year						
Acquisition costs	-	42,000	-	-	-	42,000
Advisory fee	134,204	-	-	-	-	134,204
Exploration costs						
Geological consulting	41,361	81,917	55,518	400	20,767	199,963
Project management	66,478	77,807	9,619	12,000	12,054	177,958
Geophysical	-	144,402	27,722	-	-	172,124
Office and administration	40,334	42,929	268	-	-	83,531
Taxes and filing fees	16,585	22,570	-	244	35,382	74,781
Travel and accommodation	24,124	37,463	1,419	-	583	63,589
Geological fieldwork	20,273	23,777	489	-	-	44,539
Survey and assays	1,089	20,431	3,330	-	15,206	40,056
Legal	25,196	-	-	-	1,716	26,912
Amortization	9,807	14,710	-	-	-	24,517
Maps and reports	1,707	11,225	2,191	168	197	15,488
Road construction	272	7,807	-	-	-	8,079
	247,226	485,038	100,556	12,812	85,905	931,537
Less: recoveries	(146,373)	-	-	(138,734)	(74,000)	(359,107)
	100,853	485,038	100,556	(125,922)	11,905	572,430
Net additions during year	235,057	527,038	100,556	(125,922)	11,905	748,634
Mineral property interests written-off	-	-	-	-	(1,995,908)	(1,995,908)
Balance, November 30, 2000	$ 1,590,916	$ 780,121	$100,556	$ 1,584,570	$ 641,699	$ 4,697,862

During the year ended November 30, 2001, the Company ceased exploration activity on the Chota and Pasacancha properties and wrote-off acquisition and exploration costs, net of recoveries, in the aggregate of $418,041.

During the year ended November 30, 2000, the Company ceased exploration activity on the Cerro Oro and Querocoto properties and wrote-off acquisition and exploration costs, net of recoveries, in the aggregate of $1,995,908.

a. Magistral Property

i. On January 29, 1999, the Company entered into an option agreement with the Government of Peru to purchase five claims (250 has.) which lie within the Company's existing Magistral claims. The agreement is a three year option to purchase 100% of the property in consideration of cash payments totalling US $750,000 and exploration work commitments totalling US $2,100,000, to be paid and incurred over a three year period.

   Upon exercise of the option, the Company will have a further seven years to complete a feasibility study and place the property into production. The government will retain a net profit royalty whose magnitude will depend on metal prices but which is expected to equate to between a 0.5 and 3.0% Net Smelter Royalty.

ii. Pursuant to an agreement dated October 29, 1999, the Company granted an option to Anaconda Peru S.A. ("Anaconda"), a wholly owned subsidiary of Antofagasta plc, to earn up to a 65% interest in the property. Anaconda may earn a 30% interest by incurring US $2,100,000 of exploration expenditures on the property and exercising the

5. Mineral Property Interests (continued)

underlying option with the Government of Peru by December 31, 2000 and may earn a 51% interest by incurring an aggregate US $5,050,000 of expenditures by December 31, 2001

Anaconda then has the option to increase its ownership to 65% by preparing a bankable feasibility study within two years. Once a 65% interest has been earned by Anaconda, the Company will participate in further development of the property at a 35% level or have its interest diluted to a 20% carried interest.

As at November 30, 2001, Anaconda has expended a total of US $5,140,861 on the property and exercised the option agreement with the Government of Peru, thus earning a 51% interest in the property. The property interests are held by Ancash Cobre, S.A., in which Anaconda has a 51% interest.

iii. The Company has an agreement to pay an advisory fee to a consulting firm for introducing Anaconda to the Company. These fees, which are payable in cash, shares or warrants accrue subject to completion of certain work programs by Anaconda on the Magistral property.

As at November 30, 2000, an aggregate of $194,204 had been paid or accrued. The amount accrued was settled in January, 2001 with the issue of 109,500 common shares valued at $55,852 and a cash payment in the amount of $55,852. As at November 30, 2001 an additional $86,094 has been accrued of which $68,875 will be paid in cash and the remaining balance in common shares and warrants.

b. Santo Domingo Property

Pursuant to an agreement dated April 29, 1999, the Company was granted an option to earn a 51% interest in the Santo Domingo Property located in southern Peru in consideration of incurring a total US $2,000,000 of exploration expenditures on the property over a three year period. The option may be terminated after an initial expenditure of US $200,000 on the property. Once the Company is vested with its 51% interest the optionor has a one time option to increase its ownership from 49% to 60% by preparing a bankable feasibility study within 2 years.

A finders fee of 180,000 common shares was payable in connection with the acquisition. The Company issued 90,000 shares during the year ended November 30, 2001, 60,000 shares during the year ended November 30, 2000 and 30,000 shares during the year ended November 30, 1999 (note 6b).

c. Ancapata Property

On April 1, 2000 the Company was granted an option to acquire up to a 70% interest in three exploration concessions which are located adjacent to the Company's Magistral Property. In consideration of the option, the Company can earn a 50% interest by incurring US $1,000,000 of exploration expenditures on the property by March 31, 2003. Upon earning a 50% interest, a joint venture will be formed on a 50/50 basis with the optionor. The Company can earn an additional 10% interest by incurring additional minimum exploration expenditures of US $4,000,000 and completing a bankable feasibility study. The Company can earn a further 10% interest by paying US $2,500,000 to the optionor and providing all necessary financing to bring the property into commercial production.

d. Cueva Blanca Property

On November 26th, 1998 St. Elias Mines Ltd. ("St Elias") entered into a letter agreement with the Company to acquire an option to earn a 49% interest in the Cueva Blanca property in northern Peru. St. Elias can earn the option to acquire the 49% interest for cash payments totalling US $50,000 (received), incurring exploration expenditures of not less than US $1,500,000 and issuing a total of 500,000 shares (300,000 shares received) over three years. In addition, St. Elias can elect to earn a further 21% interest in the property by making cash payments totalling US $250,000, incurring additional minimum exploration expenditures of US $2,000,000 and completing a bankable feasibility study.

6. **Share Capital**

a. **Authorized**
100,000,000 common shares without par value

b. **Issued and outstanding**

	2001		2000	
	Number of Shares	Amount	Number of Shares	Amount
Balance, beginning of year	26,788,354	$13,814,622	21,417,979	$11,796,041
Issued for cash:				
Private placements, net of issue costs (note 6c)	1,796,500	500,820	2,635,000	1,277,063
Exercise of options (note 6d)	283,250	87,180	442,125	132,288
Exercise of warrants (note 6e)	50,000	12,500	1,750,000	437,500
Issued for cash and other consideration:				
Exercise of warrants (note 6e)	-	-	452,000	
- for cash (note 6e)				72,320
- transfer of fair value (note 6e)				36,160
Issued for other consideration:				
Office and administration expenses	-	-	12,500	10,000
Mineral property advisory fee (note 5aiii)	109,500	55,852	18,750	11,250
Mineral property acquisition costs (note 5b)	90,000	28,800	60,000	42,000
Issued, end of year	29,117,604	$14,499,774	26,788,354	$13,814,622

c. **Private Placements**
Subsequent to the year end, the Company completed a private placement for the issue of 2,500,000 units at $0.20 per unit for proceeds of $495,850, net of issue costs (note 11).

In June 2001, the Company raised $500,820, net of issue costs, by issuing 1,796,500 units at $0.28 per unit, each unit consisting of one common share and one-half warrant, each whole warrant exercisable to purchase an additional common share at $0.36 per share to June 12, 2002.

In April 2000, the Company raised $453,163, net of issue costs, by issuing 1,030,000 units at $0.50 per unit, each unit consisting of one common share and one warrant exercisable to purchase an additional common share at $0.60 per share to April 18, 2001. Agent's warrants to purchase up to 200,000 shares at $0.60 per share to April 18, 2001 were also issued as a commission on the private placement.

In August 2000, the Company raised $823,900, net of issue costs, by issuing 1,500,000 units at $0.55 per unit. An additional 105,000 units were issued as a finders fee on the private placement. Each unit consists of one common share and one warrant exercisable to purchase an additional common share at $0.65 per share to August 22, 2002.

d. **Options Outstanding**
Under the Company's stock option plan, options to purchase common shares have been granted to directors, officers and employees at exercise prices determined by reference to the market value on the date of the grant. Under the stock option plan, the Company may grant options for up to 3,889,995 shares. Options granted under the plan vest over a period of up to 21 months.

6. **Share Capital (continued)**

A summary of the status of the Company's stock option plan as at November 30, 2001 and 2000 and changes during the years then ended is as follows:

	2001		2000	
	Number of Shares	Weighted-Average Exercise Price	Number of Shares	Weighted-Average Exercise Price
Outstanding at beginning of year	2,762,875	$0.47	1,767,500	$0.30
Granted	430,000	0.33	1,497,500	0.62
Exercised	(283,250)	0.31	(442,125)	0.30
Expired	(165,125)	0.30	-	-
Forfeited	(25,000)	0.51	(60,000)	0.26
Outstanding at end of year	2,719,500	$0.48	2,762,875	$0.47
Options exercisable at end of year	2,189,250	$0.48	1,601,235	$0.40

The following summarizes information about stock options outstanding at November 30, 2001:

Options Outstanding			Options Exercisable	
Number of Shares	Expiry Date	Weighted-Average Exercise Price	Number of Shares	Weighted-Average Exercise Price
24,500	December 31, 2001	$0.51	21,437	$0.51
75,000	December 31, 2001	0.60	65,625	0.60
220,000	February 5, 2002	0.30	220,000	0.30
15,000	March 19, 2003	0.29	15,000	0.29
325,000	June 28, 2004	0.30	325,000	0.30
267,500	November 8, 2004	0.30	267,500	0.30
165,000	March 3, 2005	0.51	144,375	0.51
997,500	April 18, 2005	0.60	872,813	0.60
200,000	August 14, 2005	0.82	150,000	0.82
430,000	June 5, 2006	0.33	107,500	0.33
2,719,500		$0.48	2,189,250	$0.48

6. Share Capital (continued)

e. Warrants

At November 30, 2001 the Company has outstanding warrants to purchase an aggregate 3,643,750 common shares as follows:

Exercise Price	Expiry Date	Outstanding at November 30, 2000	Issued	Exercised	Expired/ Cancelled	Outstanding at November 30, 2001
$0.25	Dec. 1, 2000	50,000	-	(50,000)	-	-
$0.60	Apr. 18, 2002*	1,230,000	-	-	(200,000)	1,030,000
$0.65	Aug. 22, 2002	1,605,000	-	-	-	1,605,000
$0.185	Dec. 31, 2001	110,500	-	-	-	110,500
$0.36	Jun. 12, 2002	-	898,250	-	-	898,250
		2,995,500	898,250	(50,000)	(200,000)	3,643,750

* in March, 2001 the expiry date on 1,030,000 of these warrants was extended for one year to April 18, 2002.

A fair value was ascribed to certain of the warrants issued during the year ended November 30, 2000 (note 5aiii). Some of these valued warrants were exercised into 452,000 shares for cash proceeds of $72,320. The remaining warrants are valued as follows:

	Number of Shares	Amount
Issued for fees (note 5aiii)	562,500	$ 45,000
Exercised and transferred to share capital (note 6b)	(452,000)	(36,160)
Outstanding at November 30, 2001 and 2000	110,500	$ 8,840

On December 31, 2001, the 110,500 warrants expired unexercised and the ascribed value of $8,840 was transferred to contributed surplus.

7. Supplemental Cash Flow Information

	2001	2000
Significant non-cash operating, financing and investing activities		
Operating activities		
Office and administration expenses settled with shares	$ -	$ (10,000)
Financing activities		
Shares issued for office and administration expenses	-	10,000
Shares issued for mineral property advisory fee	55,852	11,250
Shares issued for mineral property acquisition costs	28,800	42,000
Warrants issued for mineral property advisory fee	-	45,000
Investing activities		
Mineral property advisory fee	(55,852)	(56,250)
Mineral property acquisition costs	(28,800)	(42,000)
Marketable securities received for mineral properties	25,000	191,000
Recoveries against mineral properties received in marketable securities	(25,000)	(191,000)

During the year ended November 30, 2001 the Company received interest income in the amount of $26,254 (2000 - $44,284).

8. Related Party Transactions

a. During the year, the following transactions with related parties occurred:

i. $216,676 (2000 - $306,002) was paid or is payable to officers, directors and a company controlled by a director for management services, consulting fees and geological services.

ii. $56,719 (2000 - $56,807) was paid or is payable as legal fees to a law firm in which a partner is a director of the Company.

b. Accounts payable includes $19,121 (2000 - $63,901) due to directors or companies controlled by directors.

c. The Company has entered into management agreements with two directors of the Company whereby the Company is committed to payments for management and investor relations services of a total of $15,000 per month until May 30, 2002.

9. Income Taxes

As at November 30, 2001, the Company has non-capital losses of approximately $3,236,000 which may be applied against future income for Canadian income tax purposes. The potential future tax benefits of these losses have not been recorded in these financial statements. The losses expire as follows:

2008	$ 438,100
2007	501,900
2006	337,800
2005	282,600
2004	408,300
2003	395,400
2002	871,900
	$ 3,236,000

In addition, subject to certain restrictions, the Company has losses of approximately $590,000, expiring in various years to 2005, as well as certain exploration expenditures available to offset future taxable income in Peru.

Future income tax assets and liabilities are recognized for temporary differences between the carrying amount of the balance sheet items and their corresponding tax values as well as for the benefit of losses available to be carried forward to future years for tax purposes that are likely to be realized.

Significant components of the Company's future tax assets and liabilities, after applying enacted corporate income tax rates, are as follows:

	2001	2000
Future income tax assets		
Temporary differences in assets	$ 689,155	$ 641,934
Net tax losses carried forward	1,653,687	1,522,240
	2,342,842	2,164,174
Valuation allowance for future income tax assets	(2,342,842)	(2,164,174)
Net future income tax assets	-	-
Future income tax liabilities	-	-
Future income tax assets, net	$ -	$ -

10. Segmented Disclosure

The Company has one operating segment, mineral exploration, and all capital assets of the Company are located in Canada except for mineral properties as disclosed in note 5 and $16,600 of equipment which is located in Peru.

11. Subsequent Event

In December, 2001 the Company completed a private placement for the issue of 2,500,000 units at $0.20 per unit for proceeds of $495,850, net of issue costs, which had been received as at November 30, 2001. An additional 140,000 units were also issued as a finders fee. Each unit consists of one common share and one warrant, each warrant exercisable to purchase one additional common share at $0.25 per share to November 14, 2003.

The Company was restricted from using the gross proceeds of the private placement of $500,000 until the units were issued on December 6, 2001.

CORPORATE INFORMATION

Head Office:
Suite 707 - 700 West Pender Street
Vancouver, British Columbia
Canada V6C 1G8

Tel: (604) 687-3727
Fax: (604) 687-7041
Email: info@incapacific.com
Website: www.incapacific.com

Contact:
Anthony Floyd, President
John McCluskey, Vice-President Finance

Lima Exploration Office:
Inca Pacific S.A.
Comandante Jiménez 128
Magdalena del Mar
Lima 17, Peru
Tel: (51-1) 264-1230
Fax: (51-1) 264-0274

Capital Structure (as at February 2002)
Issued: 31,757,604
Fully Diluted: 40,650,354
*Symbol: IP - **CDNX***

Officers and Directors
Anthony Floyd, President and Chief Executive Officer
John McCluskey, Vice-President Finance, Director
Luis Rodríguez-Mariátegui Proaño, Director
Geoffrey Harden, Director
Yves Mordacq, Director
Charles Preble, Director
Harold Waller, General Manager - Peru
Sharon Fleming, Corporate Secretary

Auditors:
PricewaterhouseCoopers LLP
Vancouver, BC, Canada

Solicitors:
Morton & Company
Vancouver, BC, Canada

Rodríguez-Mariátegui & Vidal
Miraflores, Lima, Perú

Transfer Agent:
Pacific Corporate Trust Company
Vancouver, BC, Canada

Standard and Poor's Listed



INFORMACIÓN CORPORATIVA

Sede Principal:
Suite 707 - 700 West Pender Street
Vancouver, British Columbia
Canadá V6C 1G8

Tel: (604) 687-3727
Fax: (604) 687-7041
Correo electrónico: info@incapacific.com
Website: www.incapacific.com

Contactos:
Anthony Floyd, Presidente
John McCluskey, Vice Presidente Finanzas

Oficina de Exploración en Lima:
Inca Pacific S.A.
Comandante Jiménez 128
Magdalena del Mar
Lima 17, Perú
Tel: (51-1) 264-1230
Fax: (51-1) 264-0274

Estructura Patrimonial (A Febrero de 2002)
Acciones Emitidas: 31,757,604
Acciones Diluidas Plenamente: 40,650,354
Símbolo: IP - CDNX

Ejecutivos y Directores
Anthony Floyd, Presidente Ejecutivo
John McCluskey, Vice Presidente Finanzas, Director
Luis Rodríguez-Mariátegui Proaño, Director
Geoffrey Harden, Director
Yves Mordacq, Director
Charles Preble, Director
Harold Waller, Gerente General - Perú
Sharon Fleming, Secretaria Corporativa

Auditores
PricewaterhouseCoopers LLP
Vancouver, BC, Canadá

Abogados
Morton & Company
Vancouver, BC, Canadá

Rodríguez-Mariátegui & Vidal
Miraflores, Lima, Perú

Agente de Bolsa
Pacific Corporate Trust Company
Vancouver, BC, Canadá

Indice Standard and Poor's



www.incapacific.com